SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	English press release entitled “Notice of Transfer of Consolidated Subsidiary (Partial Transfer of Shares) and Joint Venture”
2.	English press release entitled “Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : March 6, 2024	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Notice of Transfer of Consolidated Subsidiary (Partial Transfer of Shares) and Joint Venture

TOKYO, Japan – March 6, 2024 – ORIX Corporation (“ORIX”) announced today that it has decided to enter into a share transfer agreement with NTT DOCOMO, INC. (“NTT DOCOMO”) and to transfer a part of its shares in ORIX Credit Corporation (“ORIX Credit”), a consolidated subsidiary of ORIX, to NTT DOCOMO, and to make ORIX Credit a joint venture in accordance with the shareholder agreement.

1. Purpose of joint venture through partial transfer of shares

As a comprehensive consumer finance company within ORIX Group, ORIX Credit is engaged in the consumer finance, credit guarantee, and mortgage banking businesses.

In the consumer finance business, ORIX Credit launched the “VIP Loan Card” as a low-interest, high limit product in 1987. This was pioneering among premium card loans. More recently, it has evolved into the “ORIX MONEY” smartphone-based personal loan product, meeting current needs for digitalization and cashless transactions.

In the credit guarantee business, ORIX Credit utilizes the expertise developed in its consumer finance business to guarantee unsecured loans, which are mainly provided by other financial institutions. Currently, ORIX Credit has partnerships with over 250 financial institutions throughout Japan.

In the mortgage banking business, ORIX Credit offers popular products that meet diverse financing needs related to housing (primarily Flat 35 fixed-interest rate housing loans).

NTT DOCOMO has a 36.1%*1 share of mobile communication subscribers in Japan, a direct customer contact channel through its approximately 2,160*2 “docomo Shop” stores, and a membership base of 98.76 million*3 using the “d POINT CLUB” marketing platform.

In July 2022, NTT DOCOMO launched “d Sumaho Loan” *4, a loan service for individuals that offers preferential interest rate discounts of up to 3.0% per annum, depending on the customer’s contracted usage of NTT DOCOMO services such as “d Card” *4 and NTT DOCOMO line subscriptions. The cumulative amount of loans disbursed exceeded 37 billion yen in February 2024.

The market for retail financial services is changing on a daily basis, as funding needs diversify due to changes in the social structure, including an aging society with a declining birthrate, and as new entrants from other industries with strength in IT and digital applications join the market. With this joint venture, ORIX and NTT DOCOMO will leverage ORIX Credit’s operational and screening expertise in retail finance, as well as NTT DOCOMO’s customer and membership bases and the data associated with them, as they aim to both expand financing-related businesses in “smart living” areas as well as develop and provide new financial services, housing loans, and other products.

*1	As of December 31, 2022. From “Trends in the Telecommunications Market” (April 25, 2023), Ministry of Internal Affairs and Communications.
*2	As of April 30, 2023, based on NTT DOCOMO’s publicly available data.
*3	As of December 31, 2023, based on NTT DOCOMO’s publicly available data.
*4	“d Card” and “d Sumaho Loan” are registered trademarks of NTT DOCOMO in Japan.

2. Summary of Partial Transfer of Shares

(1)	Method	Transfer of (issued) shares owned by ORIX
(2)	Shareholding ratio before and after	Before the transfer	ORIX 100%
		After the transfer	NTT DOCOMO 66% , ORIX 34%

3. Outline of consolidated subsidiary to be transferred

(1)	Name	ORIX Credit Corporation
(2)	Location	Nippon Life Hamamatsucho Crea Tower, 2-3-1, Hamamatsu-cho, Minato-ku, Tokyo
(3)	Name and title of representative	Yasushi Okada, President
(4)	Description of business	Retail financial services
(5)	Paid-in capital	4.8 billion yen
(6)	Date of establishment	June 1979
(7)	Major shareholders and shareholding ratio	ORIX (100%)
(8)	Relationship between the listed company and aforementioned company	Capital relationship	ORIX owns 100% of the shares.
		Personnel relationship	Corporate auditors, executive officers, and employees are seconded from ORIX.
		Business relationship	ORIX lends funds to ORIX Credit based on a cash management system; in the credit guarantee business, ORIX jointly guarantees a portion of ORIX Credit’s obligations guaranteed to financial institutions.
(9)	Consolidated subsidiary results and financial position for the past three years (Unit: Mn JPY)

Fiscal year	FY21.3	FY22.3	FY23.3
Net assets	66,752	53,649	54,180
Total assets	182,689	205,639	195,850
Net assets per share	8,500.6 yen	6,832.0 yen	6,899.6 yen
Sales	33,096	32,226	32,452
Operating profit	10,111	10,890	6,880
Recurring profit	10,125	10,920	6,920
Net income attributable to parent company shareholders	6,642	6,929	5,285
Net income per share	845.8 yen	882.4 yen	673.0 yen
Dividend per share	- yen	2.6 yen	0.6 yen

4. Outline of buyer

(1)	Name	NTT DOCOMO, INC.
(2)	Location	Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo
(3)	Name and title of representative	Motoyuki Ii, President & CEO
(4)	Description of Business	Telecommunications business, Smart Life business and other businesses
(5)	Paid-in capital	949,679 million yen (As of March 31, 2023)
(6)	Date of establishment	August 14, 1991
(7)	Net assets	6,294,359 million yen (As of March 31, 2023)
(8)	Total assets	9,367,638 million yen (As of March 31, 2023)
(9)	Major shareholders and shareholding ratio	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (100%)
(10)	Relationship between the listed company and the aforementioned company	Capital relationship	Not applicable
		Personnel relationship	Not applicable
		Business relationship	Not applicable
		Related party status	NTT DOCOMO and its related parties and affiliates are not related parties of ORIX

5. Number of shares to be transferred, transfer price and status of shares held before and after transfer

(1)	Number of shares held before the transfer	7,852,597 shares (Number of voting rights : 7,852,597) (Percentage of voting rights : 100%)
(2)	Number of shares to be transferred	5,182,714 shares (Number of voting rights : 5,182,714)
(3)	Transfer price

The transfer price is not disclosed. The transfer price was determined through negotiations with the counterparty conducted via a fair process, with comprehensive consideration given to ORIX Credit’s most recent business performance, business conditions, future performance outlook, and other factors. ORIX recognizes it to be a fair price.

(4)	Number of shares held after the transfer	2,669,883 shares (Number of voting rights : 2,669,883) (Percentage of voting rights : 34.0%)

6. Schedule of the transaction

(1)	Date of share transfer agreement for the transaction	March 6, 2024
(2)	Effective date of the share transfer	March 29, 2024 (planned)

7. Outlook

Although ORIX will report a gain on the sale of shares in a subsidiary of approximately 57.0 billion yen as a result of this transaction, the impact had already been included in the consolidated earnings forecast for ORIX for the fiscal year ending March 31, 2024, which was included in the Consolidated Financial Results announced on February 7, 2024. Thus, there are no changes to our consolidated earnings forecasts.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 35,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of November 1, 2023)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2022 – March 31, 2023” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — March 6, 2024 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of subsidiary (transfer of shares).

1.	Reason for Filing

This extraordinary report is being submitted due to the occurrence of an event materially affecting our Group’s financial position, results of operations and cash flows, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (12) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1) Date of occurrence of the event

March 6, 2024 (date of agreement)

(2) Content of such event

On March 6, 2024, we decided to enter into a share transfer agreement with NTT DOCOMO, INC (“NTT DOCOMO”) and to transfer a part of its shares in ORIX Credit Corporation (“ORIX Credit”), a consolidated subsidiary of ORIX Corporation, to NTT DOCOMO. The share transfer is scheduled to be completed on or about March 29, 2024. As a result of this event, ORIX Credit will no longer be a consolidated subsidiary of ORIX Corporation.

(3) Impact of the event on income

As a result of this event, we expect to record approximately ¥67 billion in gains on sales of affiliates as an extraordinary gain in the non-consolidated financial statements for the fiscal year ending March 31, 2024. In the consolidated financial statements for the fiscal year ending March 31, 2024, we expect to record approximately ¥57 billion in gains on sales of subsidiaries and affiliates and liquidation losses, net.